EXHIBIT 99.(a)(5)(ii)

May 5, 2004

FOR IMMEDIATE RELEASE                                  CONTACT: Mel Switzer, Jr.
                                                       (707) 935-3200


         SONOMA VALLEY BANCORP UPDATES AND CLARIFIES CERTAIN INFORMATION
                          REGARDING ITS TENDER OFFER.


     Sonoma,  CA -  May  5,  2004  -  Sonoma  Valley  Bancorp  (OTC  BB -  SBNK)
("Sonoma"),   updates  certain  information   regarding  its  tender  offer.  As
previously announced on April 6, 2004, Sonoma commenced a tender offer to purchase up to 100,000 shares of its outstanding common stock. Under the tender offer, Sonoma's shareholders will have the opportunity to tender some or all of their shares at $35.00 per share. Tendering shareholders whose shares are purchased in the tender offer will be paid after the expiration of the offer period.

     On April 29, 2004, Sonoma filed an amendment to its Schedule TO to update and clarify information regarding its tender offer pursuant to its Offer to Purchase dated April 6, 2004. The Supplemental Disclosure was filed with the Securities and Exchange Commission on a Schedule TO-I/A and can be viewed at the Securities and Exchange Commission's website at www.sec.gov or on Sonoma's website at www.sonomavalleybank.com.

     We believe that our proposed tender offer is another step in further enhancing our shareholder value by reducing the number of shares outstanding resulting in an increase in Sonoma's earnings per share and return on equity. Shareholders considering selling their shares in the tender offer risk any potential premium or appreciation on their share value. However, the tender offer will provide a liquidity event for those shareholders who wish to sell their shares without associated commissions and other related transaction costs.

     Shareholders who have questions, need assistance or would like copies of the Supplemental Disclosure may contact Mel Switzer, Jr., Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California 95476, Telephone: (707) 935-3200.

     Shareholders should review this supplemental disclosure along with the offer to purchase, letter of transmittal and related documents mailed to shareholders and made available for distribution to beneficial owners of Sonoma Valley Bancorp's common stock. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

     Neither Sonoma, nor its Board of Directors, is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, for purchase by Sonoma.
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     This  news  release  includes  forward-looking  statements,  which  are not historical facts are and which are subject to risks and uncertainties that could
cause  actual  results  to  differ   materially  from  those  expressed  in  the
forward-looking   statements.   Management   believes   there  are  benefits  to
shareholders  in  making  these  statements.   This  forward-looking   statement
includes, but is not limited to, Sonoma's ability to enhance shareholder value. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition, discussions about risks and uncertainties are set forth from time to time in Sonoma's publicly available
Securities   and   Exchange   Commission   filings.    Sonoma   Valley   Bancorp
(NASDAQ-OTCBB:SBNK)   undertakes  no   obligation   to  publicly   revise  these
forward-looking statements to reflect subsequent events or circumstances.